SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CLASSIC VACATION GROUP, INC.

(Name of Subject Company)

CLASSIC VACATION GROUP, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37937 F 106

(CUSIP Number of Class of Securities)

Debbie A. Lundquist

Executive Vice President and Chief Financial Officer
Classic Vacation Group, Inc.
One North First St., Suite 300
San Jose, California 95113
(408) 882-8455
(Name, Address and Telephone Number of
Person Authorized to Receive Notice and Communications
On Behalf of the Person Filing Statement)

COPIES TO:

J. Hovey Kemp, Esq.
James E. Showen, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 1 (this “Amendment”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed by Classic Vacation Group, Inc., a New York corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 27, 2001. The Statement and this Amendment relate to the tender offer by CVG Acquisition Corporation, a Delaware corporation (the “Purchaser”), to purchase all of the outstanding shares of the Company’s common stock not held by the Purchaser or its affiliates at a purchase price of $0.15 per share, net to the seller in cash, set forth in the Purchaser’s Tender Offer Statement on Schedule TO (which includes certain of the information required to be reported under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended), as amended on November 21, 2001 (the “TCR/Thayer Offer”). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Statement.

      This Amendment contains corrections to certain technical errors to the Exhibit list in the Statement.

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Item 9.     Exhibits.

      The following Exhibits are filed herewith:

Exhibit
No.	Description

(a)(1)	Response to Offer to Purchase, dated November 27, 2001.*
(a)(2)	Schedule TO/13E-3 of the Purchaser, including all exhibits and schedules thereto (incorporated by reference to the Schedule TO/13E-3 of the Purchaser filed with the SEC on November 13, 2001) as amended by Purchaser on November 21, 2001, including all exhibits thereto (incorporated by reference to Amendment No. 1 to the Schedule TO/13E-3 of the Purchaser filed with the SEC on November 21, 2001).
(a)(3)	Press Release issued by the Company on November 7, 2001 (incorporated by reference to press release under cover of Schedule 14D-9 filed with the SEC by the Company on November 7, 2001).
(a)(4)	Press Release issued by the Company on October 16, 2001 (incorporated by reference to press release under cover of Schedule 14D-9C filed with the SEC by the Company on October 17, 2001).
(a)(5)	Quarterly Report of the Company for the period ended September 30, 2001 (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by the Company on November 8, 2001).
(a)(6)	Proxy Statement for the 2001 Annual Meeting of the Company’s Shareholders (incorporated by reference to the Definitive Proxy Statement filed with the SEC by the Company on April 16, 2001).
(a)(7)	Annual Report of the Company for the year ended December 31, 2000 (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC by the Company on March 27, 2001).
(a)(8)	Proxy Statement for the 2000 Annual Meeting of the Company’s Shareholders (incorporated by reference to the Definitive Proxy Statement filed with the SEC by the Company on April 14, 2000).

(e)(1)	Note Purchase Agreement, dated November 2, 2001, by and between CVGI and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser filed with the SEC on November 13, 2001).
(e)(2)	Agreement to Tender, dated November 2, 2001, by and between CVGI, GV Investment LLC, TCR, Thayer and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO of the Purchaser filed with the SEC on November 13, 2001).
(e)(3)	Capital Contribution Agreement, dated November 2, 2001, by and among the Purchaser, Three Cities Fund III, L.P., GV Investment LLC, Frederic V. Malek and Thayer Equity Investors III, L.P. (incorporated by reference to Exhibit A to the Schedule 13D of the Purchaser filed with the SEC on November 15, 2001).
(e)(4)	Waiver, dated November 2, 2001, by and between the Company and GV Investment LLC (incorporated by reference to Exhibit (a)(5) to the Company’s Quarterly Report on Form 10-Q filed with the SEC by the Company on November 8, 2001).
(e)(5)	Limited Liability Company Agreement of CVGI, dated November 2, 2001 by and among TCR and Thayer, as provided to the Company.
(e)(6)	Registration Rights Agreement, dated June 12, 1998, by and among the Company and Thayer (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC by the Company on June 25, 1998 (Registration No. 333-52673)), as amended pursuant to Amendment No. 1 thereto, dated June 20, 2000.
(e)(7)	Shareholders Agreement, dated as of June 20, 2000, by and between Thayer Equity Investors III, L.P. and GV Investment LLC (incorporated by reference to Exhibit 7 of Amendment No. 1 to the Schedule 13D of Thayer filed with the SEC on June 23, 2000).

(g)	Not applicable.

*	Copy mailed to each holder of Shares.

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      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CLASSIC VACATION GROUP, INC.

By:	/s/ DEBBIE A. LUNDQUIST

Debbie A. Lundquist
Executive Vice President and
Chief Financial Officer

Dated: November 27, 2001

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